Mail Stop 3561

December 3, 2008

Yoshikata Tsukamoto
Chief Executive Officer
Wacoal Holdings Corp.
29 Nakajima-cho, Kisshoin, Minami-ku
Kyoto 601-8530, Japan

> **Re:** **Wacoal Holdings Corp.**
> **Form 20-F for Fiscal Year Ended**
> **March 31, 2008**
> **Filed July 24, 2008**
> **File No. 000-11743**

Dear Mr. Tsukamoto:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended March 31, 2008

Item 15 – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 73

1. In light of the comment below regarding deficiencies in the audit report on your financial statements and the auditor attestation report on your internal control over financial reporting, please consider whether management's failure to file compliant audit reports impacts its conclusions regarding the effectiveness of your disclosure

controls and procedures *as of the end of the fiscal year* covered by your Form 20-F and revise your disclosure as appropriate. If you continue to believe your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please amend your Form 20-F to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted.

Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm, F-2 and F-3

2. We note that the reports of your independent registered public accounting firm are not signed and do not disclose the city and country where issued. Please amend to provide a compliant audit report and a signed attestation report on internal control over financial reporting in accordance with Item 3-02 of Regulation S-T.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services